Filed by Nexeo Solutions, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Nexeo Solutions, Inc.

Commission File No.: 001-36477

On September 17, 2018, Nexeo Solutions, Inc. distributed the following communication to its customers. The communication contained information regarding the proposed merger between Nexeo Solutions, Inc. and Univar Inc.

Frequently Asked Questions

What did Nexeo Solutions and Univar Inc. just announce?

We announced that Nexeo plans to be acquired by Univar. The transaction is subject to regulatory approvals and is anticipated to close in the first half of 2019. Until then, it is business as usual at Nexeo. Your highest priority should be to carry out your day-to-day responsibilities and continue to deliver the same high-level service our company is known for.

Who is Univar Inc.?

Univar is a leading global chemical and ingredient distributor and provider of value-added services. Here are some facts about the company:

$8.3 Billion	FY2017 Net Sales

110,000+	# Customer Locations

8,800+	# Suppliers

8,000+	# Employees

+700	# Distribution Facilities

Downers Grove, Ill.	Headquarters

What should we expect from Univar Inc. after close?

Nexeo and Univar are both customer-centric businesses committed to operational excellence across the supply chain. The combination of Nexeo and Univar will create meaningful new opportunities for our employees as the newly-combined company leverages our complementary capabilities to serve more customers in more markets. This is particularly true for employees in our chemicals and environmental services businesses, which are an excellent strategic fit with Univar’s business.

Who will be my manager?

Your responsibilities and reporting will remain the same. Once we close the transaction, we ask for your patience as we work through the integration process. We assure you that as information is available, we will keep you informed.

Do I still have a job?

Until the transaction is completed, it is business as usual at Nexeo. Your highest priority should be to continue to focus on delivering the same high-level service our company is known for. Univar has great respect for the Nexeo brand, our talented employees, and the capabilities we have built together. They are committed to taking the best from both companies to create an industry leader in our space.

Will this announcement affect day-to-day operations?

Your highest priority should be to carry out your day-to-day responsibilities and continue to deliver exceptional service. Until closing, it is business as usual at Nexeo. Please do not speak with Univar employees until closing unless you have been instructed by your manager. Until the transaction closes, Nexeo and Univar remain separate businesses.

What are the plans for the Nexeo Solutions facilities?

At this early stage, we don’t have all the answers regarding the integration of our operations, but Nexeo and Univar are committed to making this a seamless and thoughtful process. Our facilities have different capabilities and serve different logistics needs, so it will take time to complete our analysis.

Will my compensation and benefits change?

No, for the remainder of 2018 we do not anticipate any changes to compensation or benefits, including bonus compensation that is scheduled to be paid in December 2018.

What does this announcement mean for plastics employees?

Univar intends to conduct a comprehensive strategic review of our plastics business to determine how best to maximize its potential. Under Univar ownership, Shawn Williams, Executive Vice President of Plastics, will continue to lead the plastics business. In the meantime, the Univar team is committed to quickly identifying the best strategy to position both businesses for continued success and growth.

What if I have more questions?

If you have any further questions or concerns, please contact your manager or email asknexeo@nexeosolutions.com.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 codified in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. Some forward-looking statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “would” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this communication and include statements regarding, among other things, the expected timetable for closing of the proposed transaction between Univar Inc. (“Univar”) and Nexeo Solutions, Inc. (“Nexeo”), the expected benefits and synergies of the proposed transaction and the operating results, performance and capital structure of the combined company.

Forward-looking statements are based on Univar’s and Nexeo’s current expectations and beliefs concerning future developments and their potential effect on Univar, Nexeo and the combined company. While Univar and Nexeo believe that forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Univar, Nexeo and the combined company will be those anticipated. A number of important factors, risks and uncertainties could cause actual results to differ materially from those contained in or implied by the forward-looking statements, many of which are beyond Univar’s or Nexeo’s control. Factors, risks and uncertainties that could cause actual results to differ from those reflected in forward-looking statements include: changes in general economic, business and political conditions, including changes in the financial markets; the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction and combined company may not be achieved in a timely manner or at all; results of the strategic review of Nexeo’s plastics distribution business in connection with the consummation of the proposed transaction and the outcome and impact of a resulting strategic transaction, if any; the ability to successfully integrate Nexeo’s business with Univar following the closing; the risk that Univar and Nexeo will be unable to retain and hire key personnel; the risk that disruption from the proposed transaction may adversely affect Univar’s and Nexeo’s business and their respective relationships with customers, suppliers, distributors or employees; and other risks detailed in the risk factors discussed in “Item 1.A. Risk Factors” in each of Univar’s and Nexeo’s most recent Annual Reports on Form 10-K, as updated by any Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and future filings with the SEC. Unless otherwise indicated or the context otherwise requires, comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions, divestitures or other potential strategic transactions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Neither Univar nor Nexeo undertake any obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction between Univar and Nexeo, Univar intends to file a registration statement on Form S-4, which will contain a prospectus and a proxy statement for Univar and consent solicitation statement for Nexeo (the “prospectus/joint proxy and consent solicitation statement”). INVESTORS AND SECURITY HOLDERS OF UNIVAR AND NEXEO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE PROSPECTUS/JOINT PROXY AND CONSENT SOLICITATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive prospectus/joint proxy and consent solicitation statement will be sent to the shareholders of Univar and Nexeo. Investors and security holders will be able to obtain copies of the prospectus/joint proxy and consent solicitation statement as well as other filings

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containing information about Univar and Nexeo, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Univar will be available free of charge within the investor relations section of Univar’s website at www.univar.com. Copies of the documents filed with the SEC by Nexeo will be available free of charge within the investor relations section of Nexeo’s website at www.nexeosolutions.com.

Participants in the Solicitation

Univar, Nexeo and each of their directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Univar’s shareholders and consents from Nexeo’s shareholders in respect of the proposed transaction between Univar and Nexeo. Information regarding Univar’s directors and executive officers is contained in Univar’s proxy statement for its 2018 annual meeting, which was filed with the SEC on March 20, 2018. Information regarding Nexeo’s directors and executive officers is contained in Nexeo’s proxy statement for its 2018 annual meeting, which was filed with the SEC on December 14, 2017. Investors and security holders may obtain additional information regarding the interests of such participants by reading the prospectus/joint proxy and consent solicitation statement when it becomes available, which may be obtained as described in the paragraphs above.

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